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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K

                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For                             MARCH 29, APRIL 19, AND MAY 25,           1999
     ---------------------------------------------------------------------

                               QUEBECOR PRINTING INC.
--------------------------------------------------------------------------------
                   (Translation of Registrant's Name into English)

              612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
--------------------------------------------------------------------------------
                       (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                              Form 40-F    X
          -------                                                -------


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                           No    X
    -------                      -------


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                                   PRESS RELEASE OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K



March 29, 1999 (# 2/99)

April 19, 1999 (# 3/99)

May 25, 1999 (# 07\99)









                                                                 Page 2 of 7

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                                       QUEBECOR
March 29th 1999                    PRINTING INC.                         2/99

FOR IMMEDIATE RELEASE

                        QUEBECOR PRINTING ACQUIRES CAYFO, S.A.

                           ONE OF SPAIN'S LARGEST PRINTERS

BARCELONA, SPAIN - Quebecor Printing announced today the acquisition of the second largest printer in Spain, Cayfo, S.A. The transaction strengthens the Company's position in Europe and provides a strategic diversification into the European book market. Cayfo had 1998 revenues of US $87 million and employs 430 people.

"The acquisition of Cayfo, one of the leading book manufacturers on the continent, inaugurates Quebecor Printing's entry into the European book market," said Michel P. Salbaing, President and Managing Director of Quebecor Printing Europe. "Cayfo has a solid reputation for high quality book printing and is the major printer for Grupo Editorial Planeta, the largest publisher in Spain. Our existing pan-European sales force will be expanded to offer book products throughout the European Union and will allow us to better serve customers in the large Hispanic market in South America with our facilities in Peru, Colombia and Argentina," he said.

The printing industry in Spain is developing at a faster rate than in any other European country due to lower production costs and favorable economic conditions. In addition to books, Cayfo also maintains a strong market position in commercial printing. With Quebecor Printing's Madrid-based operation, Altair, where the Company has just completed a major plant investment, Quebecor Printing becomes Spain's second largest printer offering Spanish publishers one of the most modern, long-run, high pagination print facilities.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States, Europe and South America. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as bonds and banknotes. The Company has approximately 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                        -30-
FOR FURTHER INFORMATION:

John Paul Macdonald                    Michel P. Salbaing
Director, Corporate Communications     President, Managing Director
Quebecor Printing Inc.                 Quebecor Printing Europe
(514) 954-0101                         011-33-1-55-62-11-11
(800) 567-7070


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April 19th, 1999                    QUEBECOR                             3/99
FOR IMMEDIATE RELEASE              PRINTING INC.

            QUEBECOR PRINTING ACQUIRES PRINTING ASSETS OF EDITORIAL PERFIL
                  BECOMES SOUTH AMERICA'S LARGEST COMMERCIAL PRINTER

BUENOS AIRES - Quebecor Printing announced today the acquisition of the printing assets of Editorial Perfil, the largest publisher in Argentina, for US $ 12.5 million. The transaction establishes Quebecor Printing as the largest commercial printer in South America. Concurrent with the acquisition, the Company has signed a ten-year printing contract for Perfil's magazines valued at US $400 million, including paper.

Perfil is Argentina's leading magazine publisher with sales of US $186 million last year and a magazine market share of 40%. It sells more than 35 million copies a year of some of Argentina's top magazine titles such as CARAS, NOTICIAS, and SEMANARIO. Its printing assets include the only rotogravure plant in the country providing Quebecor Printing an entry into the South American rotogravure magazine and insert market. Perfil is a publishing partner of Brazil-based Abril, South America's largest publisher, and employs 217 people at its printing plant.

"With the acquisition of the printing assets of Editorial Perfil, not only do we obtain a multi-year printing contract for some of the country's most prestigious titles, we are also diversifying our asset base to include the long-run high quality rotogravure process," said Guy Trahan, President of Quebecor Printing South America. "After only a year and a half since our entry into South America, we take pride in becoming the continent's number one printer. As Quebecor Printing has done in Europe and North America, we are building a continent-wide network of printing plants and services to serve customers on a global basis."

Argentina has one of South America's most developed economic market. The country's population of 36 million has a literacy rate of 96%. With magazine market sales per capita at one third of US levels, the Argentine magazine market has significant growth potential.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and South America and one of the largest in the United States and Europe. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as bonds and banknotes. The Company has approximately 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                        -30-
FOR FURTHER INFORMATION:
John Paul Macdonald                    Guy Trahan
Director, Corporate Communications     President
Quebecor Printing Inc.                 Quebecor Printing South America
(514) 954-0101                         54 114 313-7196
(800) 567-7070


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May 25, 1999                          QUEBECOR                           07/99
                                    PRINTING INC.

FOR IMMEDIATE RELEASE                                              Page 1 of 2

                  QUEBECOR PRINTING ANNOUNCES $45 MILLION INVESTMENT

                        EXPANDS CANADIAN ROTOGRAVURE CAPACITY

TORONTO - Quebecor Printing announced today a CDN $45 million expansion of its Toronto-based PE&E printing facility, the only facility in Canada using rotogravure, a uniquely efficient process for printing four-color, long-run retail insert and catalog work. The expansion is an important strategic move to increase the Company's North American rotogravure market share and service retailers throughout Canada and the United States.

The expansion will consist of the construction of a building extension and the installation of two 91-inch wide-web rotogravure presses. Approximately 30 new jobs will be created. The increase will bring the plant's print capacity to four presses and is expected to be completed by mid-2000.

The expansion of the PE&E facility is in response to retailers' requirements for increased page count of their catalogs and retail inserts. This increased capacity will allow Quebecor Printing to expand its North American customer base and assume the print work of major Canadian and American retailers. As the printer with the country's only rotogravure facility, Quebecor Printing is uniquely positioned to offer the benefits of a North American printing network to national and international retailers.

"This investment reflects the strength of having an international franchise in North America," said Charles G. Cavell, President and Chief Executive Officer of Quebecor Printing. "We are responding to major Canadian and US retailers' requirements for increased capacity and newer technology. PE&E will grow by 60% once the expansion is completed and will be the major force in the Canadian retail print market."

With the purchase in 1990 of the printing assets of the Maxwell Group in the United States, Quebecor Printing has year after year expanded this franchise and has become a major player in the North American rotogravure market. The recent three-year retooling program has made its rotogravure network the most modern in the industry. The Company's rotogravure position is concentrated largely on retail inserts, catalogs and Sunday magazines for customers such as Sears, PARADE, USA WEEKEND, Target, Montgomery Ward, K-Mart and Walgreens in the United States. Canadian customers include Sears Canada, Canadian Tire, The Bay, Shopper's Drug Mart, Wal-Mart and RadioShack. Total revenues in Quebecor Printing's insert and catalog product segments in 1998 were US $1.4 billion.


                                                                 Page 5 of 7

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May 25, 1999                                                             07/99

FOR IMMEDIATE RELEASE                                              Page 2 of 2

                  QUEBECOR PRINTING ANNOUNCES $45 MILLION INVESTMENT

                        EXPANDS CANADIAN ROTOGRAVURE CAPACITY

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States, Europe and South America. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as bonds and banknotes. The Company has over 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                       - 30 -

For more information :

John Paul Macdonald
Director Communications
Quebecor Printing Inc.
Tel. (514) 954-0101
     (800) 567-7070





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                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              QUEBECOR PRINTING INC.



                              By:     (s)    LOUIS SAINT-ARNAUD
                                   ------------------------------------------
                              Name:          Louis Saint-Arnaud
                              Title:         Vice President, Legal Affairs
                                             and Secretary




Date: MAY 26, 1999











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